Exhibit 5
Reply Card
I have reviewed documents by Far West Electric Energy Fund, L.P. in connection with its proposal to sell all partnership's assets, distribute the proceeds to partners, and terminate the Fund, and hereby vote all partnership units held by me to-
                Approve                               Disapprove
       - the Proposed Transaction.
This consent is being solicited by the general partner of the partnership, and must be turned by 5 p.m., January 29, 1996 to be counted. When dated and properly executed, this consent will be voted as directed by the unit holder; unit holders wishing to abstain from voting need not return this reply card.
Dated: _______________________
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Signature of unit holder

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Name of unit holder (please print)